UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Motors Corporation

File No. 001-00043- CF#23063

General Motors Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 7, 2009, as amended on March 18, 2009.

Based on representations by General Motors Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel